August 6, 2007
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Jeffrey Riedler

Re:	Cumberland Pharmaceuticals Inc.
Registration Statement on Form S-1, Amendment 4
Filed July 23, 2007
File No. 333- 142535
Ladies and Gentlemen:
     We are responding to comments received in a letter dated August 3, 2007 from Mr. Jeffrey Riedler to A.J. Kazimi of Cumberland Pharmaceuticals Inc. with respect to Amendment No. 4 to the Registration Statement on Form S-1 of Cumberland Pharmaceuticals filed July 23, 2007. For ease of review, we have repeated in bold type the comments and requests for additional information exactly as set forth in Mr. Riedler’s letter. We enclose a marked copy of Amendment No. 5 to the Registration Statement.
     The following paragraphs set forth the responses of Cumberland Pharmaceuticals to the comments contained in Mr. Riedler’s letter of August 3, 2007. Page references in our responses are to Amendment No. 5.
FORM S-1
General
1.	We received the revised confidential treatment application in response to comment 1. However, it requests confidential treatment only through July 18, 2007. Since that date is now passed, please submit unredacted versions of the letters on EDGAR.

Response:	In compliance with this comment, the Company has filed today unredacted copies of our letters to the Commission Staff dated June 22, 2007 and June 29, 2007.

Adams And Reese llp
United States Securities and Exchange Commission
August 6, 2007

     Dilution, page 27
2.	You quantify total consideration from existing shareholders as $12,223,208 which appears to be inconsistent with the amounts for preferred and common stock in your condensed consolidated balance sheet at March 31, 2007. Please revise the introductory paragraph to the table on page 28 to clarify how the total consideration from existing shareholders is calculated.

Response:
The Company has complied with this comment by amending the table on page 28 to reflect the actual aggregate receipts by the Company for shares sold to existing shareholders (as reported on the Company’s March 31, 2007 balance sheet).

     Exhibit 23.3 — Consent of Morgan Joseph & Co. Inc.
3.	Since you have revised the disclosure related to your valuation analysis at December 2006 that Morgan Joseph & Co. Inc. assisted management in its preparing the valuation analysis for board review, please file a currently dated consent from Morgan Joseph & Co. Inc.
Response: The Company has complied with this comment by filing with Amendment No. 5 a currently dated consent of Morgan Joseph & Co. Inc.
     We would welcome the opportunity to discuss any questions you may have with the Commission staff. I can be reached, at your convenience, at (615) 259-1450. In my absence, please ask to speak with Virginia Boulet.
Sincerely,
ADAMS AND REESE LLP
/s/ Martin S. Brown, Jr.
MSB:jad

cc:	Greg Belliston, Esq., United States Securities and Exchange Commission
Mr. A.J. Kazimi, Cumberland Pharmaceuticals Inc.
Donald J. Murray, Esq., Dewey Ballantine LLP, Counsel to the underwriters
Virginia Boulet, Esq., Adams and Reese LLP